Mail Stop 3-8

      				        June 1, 2005



By Facsimile and U.S. Mail

Mr. Steven Krakonchuk
President and CEO
Versatech USA Inc.
800 Bellevue Way NE
Suite 400
Bellevue, WA 98004

      Re:      Versatech USA Inc.
      	Form 10-KSB/A for the Year Ended
      	December 31, 2004
      	Filed April 28, 2005
                	File No.  0-22729

Dear Mr. Krakonchuk:

	We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the Year Ended December 31, 2004

General
1. When a comment requests additional disclosure or other revisions to be made, the disclosures and revisions should be included in your future annual and interim reports, as applicable. You may, however, include the additional disclosures or other revisions in an amendment filed as a result of our comments.

Front Cover, page 1

2. Our records show your File Number is 0-22729, rather than file number 33-91240 that appears on the cover pages of your Forms 10-K and 10-Q. Please make the appropriate revisions.
Part II - Other Information, page 5
Item 6 - Management`s Discussion and Analysis, page 6

3. Discuss how long you can satisfy your cash requirements, if you intend to raise additional funds in the next twelve months and how you intend to raise such funds. See Item 303(a)(1)(i) of Regulation
S-B. In your response please show us what your revised disclosure will look like.

Report of Independent Registered Public Accounting Firm, page 9

4. We note your audit was conducted in accordance with "auditing" standards of the Public Company Accounting Oversight Board (United States). Auditing Standard No. 1 requires your audit to be conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Please amend your opinion to include the recommended language contained in the Illustrative Appendix of Auditing Standard No. 1 issued by the Public Company
Accounting Oversight Board.   Also revise the introductory
paragraph
of your auditor`s opinion to accurately reflect the headings of each audited financial statement.

Item 7 - Financial Statements, page 7
General

5. You disclose all previous operations related to hgh Unitropin are
discontinued beginning in February 2003 and you are valuing assets for divestiture. Tell us which of your existing assets and liabilities would be included in this disposal group, the disposal group`s results of operations for the years ended December 31, 2004 and 2003 and why you have not classified the disposal group as held-for-sale considering the criteria in paragraph 30 of SFAS No. 144. If you determine that the disposal group should be classified as held-for-sale, in future filings please present the disposal group as assets and/or liabilities held-for-sale and the related results of operations as discontinued operations if both of the criteria in paragraph 42 of SFAS No. 144 are satisfied.

Note 4 - Notes Payable, page 20

6. Please advise or revise your related party disclosure to discuss the convertible note payable to officer in the amount of $36,126.
In
your response please show us what your revised disclosure will look like.

Item 8A - Controls and Procedures, page 22

7. Item 307 of Regulation S-B requires that your certifying officer discloses his conclusions regarding the effectiveness, rather than the adequacy, of your disclosure controls and procedures as of the end of the period covered by the report. See also paragraph 4(b) of your 302 Certification. Further, please include a separate 302 Certification for your other identified certifying officer or, alternatively, confirm there is only one certifying officer in your response and revise your Certification accordingly. In your response please show us what your revised disclosure will look like.

Item 10 - Executive Compensation Table, page 22

8. Please disclose the amount of compensation, if any, Mr. Krakonchuk received in the last fiscal year. Also tell us if Mr. Daily served as an employee for any part of fiscal 2004 and, if so, why his consulting service agreement does not meet the definition of a long-term incentive plan in Item 402(a)(6)(iii) of Regulation S-B. If you determine that Mr. Daily was an employee in 2004 and his consulting agreement meets the definition of a long-term incentive plan, please revise your summary compensation table to include the dollar value of all payouts under the agreement. In your response please show us what your revised disclosure will look like.

Item 14 - Principal Accountant Fees and Services, page 24

9. Revise your disclosure to include the last two fiscal years, December 31, 2004 and 2003, of fees billed by your independent accountant for professional services rendered in connection with the audit, audit related, tax and all other fees. See Item 9(e) of
Schedule 14A.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Brian V. McAllister at (202) 551-3341 or, in his absence, the undersigned at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.


									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. Krakonchuk
Versatech USA Inc.
June 1, 2005
Page 1